Hannon Armstrong Securities, LLC

Statement of Changes in Member's Equity

	Member's Capital	Retained Deficit	Total
Balance, December 31, 2014	$ 3,094,578	$ (2,911,738)	$ 182,840
Capital contributions	162,646	–	162,646
Net loss	–	(176,061)	(176,061)
Balance, December 31, 2015	$ 3,257,224	$ (3,087,799)	$ 169,425

See accompanying notes.